# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Li-Cycle Holdings Corp., CIK 0001828811
CUSIP: 50202P105
Title of class of securities: Common Shares without par value
Address of issuer's principal executive offices: 207 Queens Quay West, Suite 590, Toronto, Ontario Canada (A6), M5J 1A7
Date of event which requires filing of this statement: 01/28/2025
Amends the filing with accession number 0001140361-22-034542
Filed by CIK 0001521365
Persons authorized to receive notices and communications: Peter Wright, Glencore Canada Corporation, 100 King Street West, Suite 6900, Toronto, Ontario Canada (A6), M5X 1E3, (416) 775-1500

## Reporting persons
- Glencore plc (CIK 0001521365): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 83,420,624; sole dispositive power 0; shared dispositive power 83,420,624; aggregate amount beneficially owned 83,420,624 (66.4% of the class)
  Comment: For rows 8, 10, and 11, represents the amount beneficially owned by Glencore Canada Corporation, which is a wholly-owned indirect subsidiary of Glencore plc. For row 13, see comment regarding row 13 to Glencore Canada Corporation's cover page of this Amendment No. 7.
- GLENCORE INTERNATIONAL AG (CIK 0001032383): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 83,420,624; sole dispositive power 0; shared dispositive power 83,420,624; aggregate amount beneficially owned 83,420,624 (66.4% of the class)
  Comment: For rows 8, 10, and 11, represents the amount beneficially owned by Glencore Canada Corporation, which is a wholly-owned indirect subsidiary of Glencore International AG. For row 13, see comment regarding row 13 to Glencore Canada Corporation's cover page of this Amendment No. 7.
- Glencore Canada Corp (CIK 0002015686): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 83,420,624; sole dispositive power 0; shared dispositive power 83,420,624; aggregate amount beneficially owned 83,420,624 (66.4% of the class)
  Comment: For rows 8, 10, and 11, represents 83,413,201 Common Shares of Li-Cycle Holdings Corp (the "Issuer") that are issuable to Glencore Canada Corporation upon conversion of all of the outstanding secured and unsecured notes of the Issuer held by Glencore Canada Corporation, subject to adjustment and including accrued but unpaid interest through January 30, 2025, plus 7,423 Common Shares of the Issuer previously awarded to Mr. Kunal Sinha under the Issuer's 2021 Incentive Award Plan. For row 13, percent of Common Shares calculated based on 42,163,821 Common Shares of the Issuer outstanding as of January 30, 2025 (such outstanding shares based on information provided to the Reporting Persons by the Issuer), plus the number of Common Shares of the Issuer that are issuable to Glencore Canada Corporation as described in in the preceding sentence. See Item 5 of this Amendment No. 7 for more information.

## Item 1. Security and Issuer
Title of class of securities: Common Shares without par value
Name of issuer: Li-Cycle Holdings Corp.
Address of issuer's principal executive offices: 207 Queens Quay West, Suite 590, Toronto, Ontario Canada (A6), M5J 1A7
Comment:
EXPLANATORY NOTE

This Amendment No. 7 (this "Amendment No. 7") is being filed by the undersigned to amend and supplement the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on September 23, 2022 (as amended, from time to time, the "Schedule 13D") relating to the common shares, without par value (the "Common Shares"), of Li-Cycle Holdings Corp. (the "Issuer"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and supplemented as follows:

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons as of January 30, 2025 are listed in Schedule I of Exhibit 99.9 hereto (the "Schedule I Persons"), which Schedule I is incorporated herein by reference.

As of the date of this Amendment No. 7, other than as set out in Schedule II of Exhibit 99.9 hereto, during the last five years, none of the Reporting Persons, or, to the Reporting Persons' knowledge, any of the Schedule I Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 7 is hereby incorporated herein by reference.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 7 is hereby incorporated herein by reference.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 7 is hereby incorporated herein by reference.
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 7 is hereby incorporated herein by reference.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 7 is hereby incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

On January 28, 2025, the Reporting Persons received from the Issuer a calculation setting forth the adjustment to the conversion prices for outstanding secured and unsecured notes held by Glencore Canada Corporation following the closing of an overallotment exercise relating to an underwritten public offering of securities by the Issuer. As a result, in accordance with the terms of the applicable notes, the conversion price for A&R Convertible Note No. 1 had been adjusted to $2.33, the conversion price for A&R Convertible Note No. 2 had been adjusted to $49.60 and the New Note Conversion Price for the Senior Secured Convertible Note had been adjusted to $3.02, each subject to future adjustments in accordance with the terms of the applicable notes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 7, as of January 30, 2025, are incorporated herein by reference.

As of such date, the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), an aggregate of 83,413,201 Common Shares issuable upon the conversion of the Senior Secured Convertible Note and A&R Glencore Convertible Notes directly owned by Glencore Canada Corporation, including accrued but unpaid interest through January 30, 2025, plus 7,423 Common Shares previously awarded to Mr. Kunal Sinha under the Issuer's 2021 Incentive Award Plan. This amount of Common Shares represents approximately 66.4% of the outstanding Common Shares and is calculated based on 42,163,821 Common Shares of the Issuer outstanding as of as of January 30, 2025 (such outstanding shares based on information provided to the Reporting Persons by the Issuer), plus the 83,413,201 Common Shares of the Issuer issuable to Glencore Canada Corporation upon conversion of all of the Senior Secured Convertible Note and A&R Glencore Convertible Notes directly owned by Glencore Canada Corporation including accrued but unpaid interest through January 30, 2025. Mr. Sinha is the Global Head of Recycling at the Glencore group and holds the securities reported herein for the benefit of the Reporting Persons, and will, after vesting, if applicable, transfer the securities directly to the Reporting Persons. As of the date hereof, the aggregate outstanding principal amount of the A&R Glencore Convertible Notes and Senior Secured Convertible Note is $245,831,872.79 (inclusive of PIK interest) and $81,573,643.75 (inclusive of PIK interest), respectively.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(a) of this Amendment No. 7 is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as otherwise disclosed in this Amendment No. 7 and the Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the Schedule I Persons, has effected any transaction during the past 60 days in, any Common Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.9 Schedules I and II

## Signatures
- Glencore plc: /s/ John Burton, John Burton/Company Secretary (01/30/2025)
- GLENCORE INTERNATIONAL AG: /s/ John Burton, John Burton/Attorney-in-fact (01/30/2025)
- Glencore Canada Corp: /s/ John Burton, John Burton/Attorney-in-fact (01/30/2025)